*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Synthorx, Inc. in connection with Registration Statement on Form S-1 (File No. 333-228355)

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 290

La Jolla, CA 92037

Attn: Laura K. Shawver, Ph.D., President and Chief Executive Officer

November 20, 2018

VIA EDGAR and HAND DELIVERY

Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synthorx, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-228355)

Dear Ms. Paik:

Rule 83 Confidential Treatment Requested by Synthorx, Inc.

This letter is furnished supplementally on behalf of Synthrox, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests,
17 C.F.R. § 200.83.

To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriter have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $[* * *] or [* * *]% of the low end of the range, unless otherwise approved by the Staff.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

Recent Stock Option Grants and Preferred Stock Purchase Right Valuations

The Company’s most recent grants of stock options, including those made since the latest balance sheet presented in the Registration Statement, are set forth below:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares
February 27, 2018	140,000	$0.39	$0.39
May 17, 2018	1,778,000	$0.58	$0.58
July 11, 2018	564,423	$0.58	$0.58
July 31, 2018	415,565	$0.58	$0.58
August 30, 2018	113,112	$2.89	$2.89
October 4, 2018	100,000	$3.63	$3.63
October 11, 2018	115,612	$3.63	$3.63
October 22, 2018	83,112	$3.63	$3.63
November 6, 2018	95,612	$3.63	$3.63

In addition, pursuant to the Company’s April 2018 Series C convertible preferred stock purchase agreement, the Company was potentially obligated to sell an additional 11,365,348 shares of Series C convertible preferred stock at $3.2699 per share in a future closing upon either the achievement of a milestone event or the election of the investors. This second closing occurred in November 2018 whereby the Company sold the full allotment of 11,365,348 shares of Series C convertible preferred stock at $3.2699 per share raising net proceeds of $37.1 million. The Company determined the valuation of the purchase right prior to the second closing and recorded the derivative liability on its balance sheet, including the latest balance sheet presented in the Registration Statement. The most recent valuations of the purchase right are set forth below:

Valuation Date	Number of Series C Shares Subject to Exercise	Estimated Fair Value of Derivative
June 30, 2018	11,365,348	$4,877,108
September 30, 2018	11,365,348	$21,200,000

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held- Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 78-80 of the Registration Statement.

Through July 2018, the Company utilized the option-pricing method (“OPM”) back-solve method, which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The back-solve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. For example, the Board of Directors, with the assistance of an independent third-party valuation firm, determined that the OPM back-solve was the appropriate method for the Company’s April 12, 2018 and June 30, 2018 valuations given both the timing and type of any future exit scenario and the proximity to the Company’s recent arm’s length preferred stock financing agreement entered into in April 2018. Pursuant to the April 2018 financing, which was led by three new third-party investors, the Company issued 8,118,108 shares of Series C convertible preferred stock at a price of $3.2699 per share, the price which was determined in negotiations with such new investors, raising net proceeds of $26.3 million. After estimating the Company’s total equity value based on the sale price of the Company’s Series C convertible preferred stock, that value was allocated to the various classes of the Company’s equity using the OPM.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

Beginning in August 2018, the Company also began utilizing the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock, as estimates regarding potential future liquidity outcomes were considered reasonable given the completion of an organizational meeting for the Company’s initial public offering (the “IPO”) on August 6, 2018, as well as continued progress in its THOR-707 program, specifically regarding manufacturing and pre-clinical toxicity data. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The Company has also used the PWERM to value its preferred stock purchase derivative liability since April 2018.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date and incorporated, as appropriate, these events into each valuation. The following is a summary of the dates the Company utilized the assistance of independent third-party valuations during 2018:

Valuation Date	Per Share Fair Value of Common Stock	Fair Value of Preferred Stock Purchase Right
April 12, 2018	$0.58	$4,862,654
June 30, 2018	$0.58	$4,877,108
August 6, 2018	$2.89	(1)
September 30, 2018	$3.63	$21,200,000

(1)	Given the preferred stock purchase right is being recorded at fair value each reporting period, this date was not considered meaningful for valuation discussions

The following is discussion of the Company’s determination of such values.

Fair Value Determinations

April 12, 2018 Derivative and May 2018 Option Grants

On April 12, 2018 the Company completed the initial closing of its Series C convertible preferred stock financing. To determine the value of the investors’ right to purchase an additional 11,365,348 shares of Series C convertible preferred stock at $3.2699, a valuation was prepared as of this date. The Company’s Board of Directors, with input from management, determined the fair value of the preferred stock purchase right liability to be $4.9 million as of April 12, 2018, after considering a valuation report from an independent third-party valuation firm as of the same date. In making this determination, the Company used the PWERM method to determine the value of the derivative and estimated the potential future liquidation event for the derivative to be 0.97 years, based on the Series C preferred stock purchase agreement and management’s best estimates. The Company applied a 70.0% probability of success that the milestone would be achieved or that the investors would elect to exercise the purchase right, and after considering the total purchase price of the Series C preferred stock, determined the present value of the derivative to be $0.43 per allocated share, or $4.9 million.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.58 per share as of May 17, 2018, after considering a valuation report from an independent third-party valuation firm as of April 12, 2018. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on April 12, 2018.

The April 12, 2018 valuation applied the Adjusted Enterprise Value Method, which takes the conclusion from the prior valuation but adjusts for changes in market conditions. The OPM back-solve method was utilized in allocating the equity value of the Company’s securities. Under the back-solve method, the Company estimated the average time to all of the potential liquidation events was 2.0 years based on management’s best estimates. After applying a [* * *]% discount for lack of marketability (“DLOM”) based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis, Finnerty Put Option Analysis and various restricted stock studies, the resulting fair value of common stock was $0.58 per share on a minority, non-marketable interest basis.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

June 30, 2018 Derivative and July 2018 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of the preferred stock purchase right liability to be $4.9 million as of June 30, 2018, after considering a valuation report from an independent third-party valuation firm as of the same date. In making this determination, the Company used the PWERM method to determine the value of the derivative and estimated the potential future liquidation event for the derivative to be 0.75 years, based on the Series C preferred stock purchase agreement and management’s best estimates. The Company applied a 70.0% probability of success that the milestone would be achieved or that the investors would elect to exercise the purchase right, and after considering the total purchase price of the Series C preferred stock, determined the present value of the derivative to be $0.43 per allocated share, or $4.9 million.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock continued to be $0.58 per share as of July 11, and July 31, 2018, after considering a valuation report from an independent third-party valuation firm as of June 30, 2018. In reaching this determination, the Board of Directors determined that at each grant date, no material changes had occurred in the business since the date of the third-party valuation report on June 30, 2018.

The June 30, 2018 valuation applied the Adjusted Enterprise Value Method, which takes the conclusion from the prior valuation but adjusts for changes in the market condition. The OPM back-solve method was utilized in allocating the equity value of the Company’s securities. Under the back-solve method the Company estimated the average time to all of the potential liquidation events was 2.0 years based on management’s best estimates. After applying a DLOM of [* * *]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis, Finnerty Put Option Analysis and various restricted stock studies, the resulting fair value of common stock was $0.58 per share on a minority, non-marketable interest basis.

August 6, 2018 Valuation and August 30, 2018 Option Grants

On August 6, 2018 the Company held an organization meeting with its investment bankers. As this signified a shift in the strategic direction of the Company a valuation was prepared as of this date. The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $2.89 per share as of August 30, 2018, after considering a valuation report from an independent third-party valuation firm as of August 6, 2018. In reaching this determination, the Board of Directors determined that at the time of the grants, no material changes had occurred in the business since the date of the third-party valuation report on August 6, 2018.

In determining the fair value of the Company’s common stock on August 6, 2018, the date of the Company’s organizational meeting for its anticipated IPO, the Company considered two future event scenarios in determining the value of its common stock: (1) stay as a private company or (2) transact an IPO. In determining the fair value of the stay private scenario, the Company determined the OPM was the most appropriate methodology for allocating equity value to the common stock given the uncertainty of both the timing and type of any future exit scenario. In determining the fair value of the IPO scenario, the Company determined the PWERM was the most appropriate methodology. Each scenario was weighted based on the probability of the future outcome as of August 6, 2018.

In determining the enterprise value for the stay private scenario, the Company applied the Adjusted Enterprise Value Method, which takes the conclusion from the prior valuation but adjusts for changes in the market condition. The OPM was utilized in allocating the equity value of the Company’s securities and the estimated time to liquidity was 2.0 years (only considering the stay private scenario, and not the IPO scenario), based on management’s best estimates of a liquidity event at such time. After applying a DLOM of [* * *]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was
$[* * *] per share on a minority, non-marketable interest basis.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed the market value of invested capital less cash of comparable publicly traded life sciences companies. In determining the market value of invested capital, the Company considered exit value discussions with the Company’s investment bankers and analyzed Pre-IPO Implied Multiples observed in the pharmaceutical and biotechnology market. For the IPO scenario, the Company estimated time to liquidity for the IPO as [* * *] years and the exit value to the current shareholders as $[* * *] million. After applying a DLOM of [* * *]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was
$[* * *] per common share.

As of August 6, 2018, after considering the potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [* * *]% to the stay private scenario and [* * *]% to the IPO scenario, resulting in a common stock fair value of $2.89 per share.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

September 30, 2018 Derivative and the October 2018 and November 6, 2018 Option Grants

The Company, with the assistance of an independent third-party valuation firm, prepared a valuation as of September 30, 2018 which was used to value the preferred stock purchase right liability at that date and the stock options granted during October and November 2018. In connection with the valuation the Company’s Board of Directors, with input from management, determined the fair value of the preferred stock purchase right liability to be $21.2 million and the fair value of its common stock to be $3.63 per share as of September 30, 2018. In reaching the determination that the fair value as of September 30, 2018 could be used for the October and November stock option grants, the Board of Directors determined that at the time of each award grant, no material changes had occurred in the business since the date of the third-party valuation report. Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock for the October and November 6, 2018 awards was the filing of the Company’s Draft Registration Statement on August 31, 2018 and the feedback received from the testing-the-waters meetings conducted in October and November. Furthermore, the Company continued to progress in its THOR-707 program, specifically regarding manufacturing and pre-clinical toxicity data.

For the September 30, 2018 valuation, the Company used the PWERM method to determine the value of the derivative by considering two future event scenarios: (1) stay as a private company or (2) transact an IPO. In estimating the value of the stay private scenario for purposes of the derivative, the Company estimated the potential future liquidation event for the derivatives to be 0.50 years based on the Series C preferred stock purchase agreement and management’s best estimates of when the purchase right would be exercised. The Company applied a 70.0% probability of success that the milestone would be achieved or that the investors would elect to exercise the right, and after considering the total purchase price of the Series C preferred stock, determined the present value of the derivative to be $0.43 per allocated share.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed the market value of invested capital less cash of comparable publicly traded life sciences companies. In determining the market value of invested capital, the Company considered exit value discussions with the Company’s investment bankers and analyzed Pre-IPO Implied Multiples observed in the pharmaceutical and biotechnology market. For the IPO scenario, the Company estimated time to liquidity for the IPO as [* * *] years and the exit value to the current shareholders as $[* * *] million. The Company then applied a DLOM of [* * *]%, based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, and a present value factor of [* * *]%, the assumed return required for a venture capital investment, resulting in a fair value of the derivative of $[* * *] per allocated share.

As of September 30, 2018, after considering the potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of 40.0% to the stay private scenario and 60.0% to the IPO scenario, resulting in a derivative fair value of $1.86 per allocated share, or $21.2 million.

In determining the fair value of the Company’s common stock on September 30, 2018, the Company considered two future event scenarios: (1) stay as a private company or (2) transact an IPO. In determining the enterprise value for the stay private scenario, the Adjusted Enterprise Value Method was applied. The OPM back-solve method was utilized to allocate the equity value of the Company’s securities. Under the back-solve method, the Company estimated time to liquidity was 2.0 years (only considering the stay private scenario, and not the IPO scenario), based on management’s best estimates of a liquidity event at such time. After applying a DLOM of [* * *]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[* * *] per share on a non-controlling, non-marketable basis.

In determining the enterprise value for the IPO scenario, the Company utilized the same assumptions discussed in the derivative liability. For the IPO scenario, the Company estimated time to liquidity for the IPO as [* * *] years and the exit value to current shareholders as $[* * *] million. After applying a DLOM of [* * *]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis, Asian Put Option Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[* * *] per share.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

As of September 30, after considering the potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [* * *]% to the stay private scenario and [* * *]% to the IPO scenario, resulting in a common stock fair value of $3.63 per share.

COMPARISON OF SEPTEMBER 30, 2018 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[* * *] and $[* * *] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriter. The Company’s most recent grants of stock options were for an aggregate of 95,612 shares made on November 6, 2018 with an exercise price of $3.63 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”). The value of the preferred stock purchase right recognized as of September 30, 2018 was $21.2 million, or approximately $1.86 per allotted share. Moreover, after considering the preferred stock purchase right per share exercise price of $3.27, the derivative fair value reflects a future value of the convertible preferred stock of $5.13 ($3.27 plus $1.86) per share.

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•

the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies and the recent performance of IPOs of companies, particularly those in the healthcare sector;

•	input received from the lead underwriter, including discussions that took place with senior management of the Company and its Board of Directors;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	business developments impacting the Company;

•	the Company’s financial condition and prospects;

•	an assumption that there would be a receptive public trading market for a pre-clinical pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, is that the PWERM valuation model used by the Company to determine the Estimated Fair Value includes the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the initial public offering scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the stay private scenario.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

Notably, the August 6, and September 30, 2018 valuation reports estimated a future fair value of the Company’s common stock on those dates to be $[* * *] per share in the IPO scenario, prior to applying an IPO probability weighting and DLOM. The Company respectfully submits that there is only [* * *]% difference between the estimated fair value per share as of August 6, and September 30, and the low end of the Preliminary Price Range. Furthermore, the Company believes that the IPO probabilities used for the grant awards on each of August 30, October 4, October 11, October 22, and November 6, 2018, were appropriate given the feedback from the testing-the-waters meetings, valuation discussions had with the investment bankers, market conditions and overall uncertainty in consummating an IPO as planned, or at all.

Furthermore, as noted above, the preferred stock purchase right liability was exercised on November 1, 2018. While the Company had not met the milestone targets, the investors elected to exercise their right to purchase the shares. The Company will be required to record the fair value of the preferred stock purchase right at the time of exercise prior to reclassifying the right to permanent equity. Given the minimal amount of time between the exercise of the purchase right on November 1, 2018 and the Company’s planned IPO, the Company anticipates using IPO offering price to order to record the final fair value of the preferred stock purchase right.

In conclusion, the Company respectfully submits that the difference between the valuation as of each of August 30, October 4, October 11, October 22, and November 6, 2018 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company hereby further requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at Synthorx, Inc., 11099 N. Torrey Pines Road, Suite 290, La Jolla, California 92017.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 550-6136. Thank you for your assistance.

Sincerely,

/s/ Kenneth J. Rollins Kenneth J. Rollins Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.
Matthew T. Bush, Esq., Latham & Watkins LLP
James C. Pennington, Esq., Cooley LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.